July 3, 2014

Mr. John Cash

Accounting Branch Chief

United States Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

RE:	Ply Gem Holdings, Inc.

Form 10-K for the fiscal year ended December 31, 2013

Filed March 14, 2014

File No. 333-114041

Form 10-Q for the quarter ended March 29, 2014

Filed May 12, 2014

File No. 1-35930

Dear Mr. Cash:

On behalf of Ply Gem Holdings, Inc. (the “Company” or “Ply Gem”), I am writing in response to the comments made by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated June 25, 2014 (the “Comment Letter”) with respect to the Company’s annual report on Form 10-K for the year ended December 31, 2013 (File No. 333-114041) (the “Form 10-K”) and quarterly report on Form 10-Q for the quarter ended March 29, 2014 (File No. 1-35930) (the “Form 10-Q”).

For the convenience of the Staff’s review, we have set forth the comments contained in the Staff’s Comment Letter above each of the Company’s corresponding responses.

Form 10-K for the fiscal year ended December 31, 2013

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 29

Critical Accounting Policies, page 31

Goodwill Impairment, page 32

1.	Please tell us and revise future filings to disclose whether the estimated fair values of your reporting units substantially exceed their book values. If they do not, please tell us and revise future filings to disclose the percentage by which estimated fair value exceeds book value for each such reporting unit.

Response

The Company will disclose in future filings with the Commission whether the estimated fair values of the Company’s reporting units substantially exceed their book values in Management’s Discussion and Analysis of Financial Condition (“MD&A”) in Critical Accounting Policies for Goodwill and if the fair values do not substantially exceed their book values, the Company will disclose the percentage by which the estimated fair value exceeds book value for such reporting unit. If the reporting unit’s fair values each do not substantially exceed their book values, the Company will disclose the respective percentage for both reporting units. In future filings, the Company will utilize the same disclosure in MD&A that currently is contained in the Company’s Notes to Consolidated Financial Statements on Page 69 in Note 3- Goodwill for the year ended December 31, 2013, which reads as follows:

The Company’s annual goodwill impairment tests performed as of November 23, 2013 and November 24, 2012 indicated no impairment. The Windows and Doors and Siding, Fencing, and Stone reporting units exceeded their 2013 carrying values by approximately 25% and 191%, respectively.

2.	Please also tell us and revise future filings to disclose and discuss the specific factors that resulted in changes to the material assumptions you used to estimate the fair value of each reporting unit during the periods presented and the specific factors that resulted in differences in the material assumptions for each reporting unit.

Response

In future filings with the Commission, the Company will disclose and discuss the specific factors that resulted in changes to the material assumptions used by the Company to estimate the fair value of each reporting unit during the periods presented and the specific factors that resulted in differences in the material assumptions for each reporting unit. The following disclosures will be revised for future filings for the year ended December 31, 2013:

	Windows and Doors
	As of November 23, 2013	As of November 24, 2012	As of November 26, 2011
Assumptions:
Income approach:
Estimated housing starts in terminal year	1,100,000	1,050,000	1,050,000
Terminal growth rate	3.5%	3.5%	3.5%
Discount rates	20.0%	18.0%	20.0%
Market approach:
Control premiums	5.0%	20.0%	20.0%

As of November 23, 2013, the Company increased the assumption for estimated housing starts in the terminal year by 4.8% to 1,100,000 housing starts from 1,050,000 housing starts utilized in 2012 and 2011 for Windows and Doors and Siding, Fencing, and Stone. The Company estimates that normalized recurring housing starts should be in a range of 1,000,000 to 1,200,000 to keep up with U.S. population growth according to the Joint Center for Housing Studies of Harvard University. For 2013, the Company elected to increase the terminal year 50,000 starts to reflect the improving housing market. According to the National Association of Home Builders (“NAHB”), single family housing starts increased 15.7% to 621,000 during the year ended December 31, 2013 from 537,000 for the year ended December 31, 2012 illustrating the initial signs of a housing market recovery. This recovery is further evidenced by the NAHB currently estimating in its two year outlook that single family starts will increase to 704,000 and 1,059,000 in 2014 and 2015, respectively reflecting a recovering housing market. This improvement in 2013 single family starts and the positive outlook by the NAHB triggered the increase in terminal starts.

As of November 23, 2013, the Company increased the Windows and Doors’ discount rate by 2.0% to 20.0% to account for non-recurring operating inefficiencies and labor ramp up costs incurred during 2013, which decreased the Windows and Doors’ operating performance relative to previous estimates.

As of November 23, 2013, the Company decreased the Windows and Doors’ control premium to 5.0%, from 20.0% in 2012 and 2011, to adjust for the lack of 2012 and 2013 public transactions involving windows-related industry transactions. As a result of this recent lack of demand or transactions in the building supply industry, the Company determined that it was appropriate to reduce the control premium to a more conservative estimate, which reduced the fair value estimate by approximately $45.0 million.

	Siding, Fencing, and Stone
	As of November 23, 2013	As of November 24, 2012	As of November 26, 2011
Assumptions:
Income approach:
Estimated housing starts in terminal year	1,100,000	1,050,000	1,050,000
Terminal growth rate	3.0%	3.0%	3.0%
Discount rates	11.5%	13.0%	17.0%
Market approach:
Control premiums	10.0%	10.0%	10.0%

As of November 23, 2013, the Company decreased the Siding, Fencing, and Stone’s discount rate by 1.5% to 11.5%, to account for a recovering U.S. housing market from the significant depressed housing market conditions which existed during 2009-2011. During this abnormal period of housing uncertainty, the Company had previously elected to increase the discount rate as high as 17% in 2011 but the Company’s Siding, Fencing, and Stone reporting unit has continued to generate increased net sales and profitability over the last several years exceeding historical levels. Therefore, the Company reduced the discount rate assumption to reflect a lower reporting unit risk due to a return to more normalized conditions for this reporting unit.

Overall, the Company utilizes the same key assumptions in preparing the prospective financial information (“PFI”) utilized in the discounted cash flow test for the Siding, Fencing, and Stone and Windows and Doors reporting units. However, each reporting unit is impacted differently by industry trends, how market factors are influencing the reporting units expected performance, competition, and other unique business factors as mentioned above. The Windows and Doors reporting unit has more exposure to the new construction market which experienced depressed housing market conditions during 2009-2011, which ultimately decreased operating performance for this reporting unit. Siding, Fencing, and Stone’s performance has been more consistent and profitable resulting in less risk in the PFI.

Results of Operations, page 34

3.	Please revise your discussion of results of operations in future annual and quarterly filings to more fully address the following:

•	Depending on the percentage of sales in siding, fencing and stone that does not relate to siding, consider providing market information for other products in that segment,

•	The magnitude of cost of sales related to aluminum and PVC in siding, fencing, and stone,

•	The reasons why SG&A expenses related to Mitten and Gienow as a percent of sales are significantly higher than your SG&A expenses as a percent of sales and if your expect that trend to continue,

•	The reasons for and impact of labor inefficiencies and ramp up costs that impacted gross profit margins in windows and doors,

•	The amount and impact of value-priced products on sales and gross profit margins in windows and doors, and

•	The continued and significant negative trends in gross profit margins and SG&A expenses as a percent of sales during the first quarter of 2014.

Please provide us your proposed disclosures.

Response

In future annual and quarterly filings with the Commission, the Company will disclose additional information within MD&A to address the Staff’s results of operations inquiries. The following are the Company’s proposed additional annual and quarterly disclosures within MD&A to address each of the aforementioned items. The proposed disclosures are in italics.

•	Depending on the percentage of sales in siding, fencing and stone that does not relate to siding, consider providing market information for other products in that segment,

Annual

For the year ended December 31, 2013, the percentage of sales in vinyl siding and metal accessories represent approximately 63% and 24% of total net sales, respectively, with sales of other products totaling approximately 13% of total net sales.

The Company believes that the other individual products totaling 13% of net sales do not represent a material portion of this segment’s net sales and, therefore, other market information for these products should not be included in future filings. The Company will continue to monitor the significance of the other product sales and include additional market information as appropriate.

Quarterly

For the three months ended March 29, 2014, the percentage of sales in vinyl siding and metal accessories represent approximately 62% and 25% of total net sales, respectively, with sales of other products totaling approximately 13% of total net sales.

The Company believes that the other individual products totaling 13% of net sales do not represent a material portion of this segment’s net sales and, therefore, other market information for these products should not be included in future filings. The Company will continue to monitor the significance of the other product sales and include additional market information as appropriate.

•	The magnitude of cost of sales related to aluminum and PVC in siding, fencing, and stone,

Annual

Excluding the impact of any selling price changes, commodity cost fluctuations, predominantly for aluminum and PVC, increased gross profit by approximately 1.5% for the year ended December 31, 2013.

Quarterly

Excluding the impact of any selling price changes, commodity cost fluctuations, predominantly for aluminum and PVC, increased gross profit by approximately 4.6% for the three months ended March 29, 2014.

•	The reasons why SG&A expenses related to Mitten and Gienow as a percent of sales are significantly higher than your SG&A expenses as a percent of sales and if your expect that trend to continue,

Annual

Mitten and Gienow’s SG&A expenses are higher as a percentage of sales at approximately 19.7% and 19.6%, respectively, compared to the remainder of the Company at approximately 12.1% for the year ended December 31, 2013. Mitten and Gienow own their distribution channels and have distribution centers established across their respective regions in Eastern and Western Canada, whereas the Company’s business model in the U.S. is not to own the distribution channel, but rather have the Company’s U.S. customers provide this service. This creates additional selling, general, and administrative expense for Mitten and Gienow, and the Company anticipates that this business model will continue in future periods as this represents normal activity in Canada. Also included in Mitten and Gienow’s SG&A expenses for the year ended December 31, 2013 are one-time costs related to restructuring and integration that are not expected to recur in future periods. These costs amounted to approximately $6.2 million for the year ended December 31, 2013.

Quarterly

Mitten and Gienow’s SG&A expenses are higher as a percentage of sales at approximately 27.3% and 31.7%, respectively, compared to the remainder of the Company at approximately 17.1% for the three months ended March 29, 2014. Mitten and Gienow own their distribution channels and have distribution centers established across their respective regions in Eastern and Western Canada, whereas the Company’s business model in the U.S. is not to own the distribution channel, but rather have the Company’s U.S. customers provide this service. This creates additional selling, general, and administrative expense for Mitten and Gienow, and the Company anticipates that this business model will continue in future periods as this is normal activity in Canada but expects the SG&A expenses as a percentage of sales to naturally decline through the remainder of the year based on the seasonality of the Company’s business. Also included in Mitten and Gienow’s SG&A expenses are one-time costs related to restructuring and integration that are not expected to recur in future periods. These costs amounted to approximately $1.6 million for the three months ended March 29, 2014.

•	The reasons for and impact of labor inefficiencies and ramp up costs that impacted gross profit margins in windows and doors,

Annual

The Company estimates that labor inefficiencies and ramp up costs negatively impacted gross profit by approximately $9.8 million for the year ended December 31, 2013. Labor inefficiencies and ramp up costs were largely driven by a 49.1% increase in new construction window units and a 45.0% increase in remodeling window units that occurred during the first six months of 2013 which resulted from increased market demand from improved U.S. housing market conditions, as well as sales associated with new customers. This significant unit volume increase required the Company to hire and train additional manufacturing employees.

As a percentage of sales, the Company estimates that labor inefficiencies and ramp up costs negatively impacted gross profit by approximately 1.6% for the year ended December 31, 2013.

Quarterly

The Company determined that no response was needed for the quarterly MD&A as the impact of labor inefficiencies for the three months ended March 29, 2014 was minimal.

•	The amount and impact of value-priced products on sales and gross profit margins in windows and doors, and

Annual

The Company estimates that the negative impact on net sales and gross profit due to lower average selling prices for our U.S. Window products, which resulted from increased shipments of our value-priced products, on net sales and gross profit was approximately $30.3 million and $3.7 million, respectively, for the year ended December 31, 2013.

As a percentage of sales, the Company estimates that increases in sales of value-priced products had a negative gross profit impact of approximately 0.6% for the year ended December 31, 2013.

Quarterly

The Company determined that no response was needed for the quarterly MD&A as the impact of value-priced products on sales and gross profit margins in windows and doors for the three months ended March 29, 2014 was minimal.

•	The continued and significant negative trends in gross profit margins and SG&A expenses as a percent of sales during the first quarter of 2014.

During the three months ended March 29, 2014, the Company’s gross profit margin decreased to 14.8% of net sales compared to 16.3% for the three months ended March 30, 2013 and 18.9% for the year ended December 31, 2013. In addition, SG&A expenses increased $15.9 million or 41.5% during the three months ended March 29, 2014 compared to the three months ended March 30, 2013. The Company’s business is seasonal as discussed in its filings with operating performance declining in the first and fourth quarters of its fiscal year. This operating performance trend was exacerbated during the three months ended March 29, 2014 with the inclusion of the Canadian business acquisitions Gienow and Mitten which were acquired in April and May of 2013, respectively. Therefore, the first quarter of 2014 included the results of operations for Gienow and Mitten whereas the first quarter of 2013 excluded the results of operations for these Canadian acquisitions. These acquisitions’ first quarter performance is typically the lowest of their year and was further impacted by the harsh winter in Canada and therefore their inclusion in the first quarter of 2014 had a negative impact on the trends in both gross profit margins and SG&A expenses as a percent of sales.

In addition to the impact of the acquisitions, the harsh winter in both the U.S. and Canada had a significant negative impact on the Company’s operating performance. Furthermore, the Company incurred increased integration costs related to the consolidation of its two Western Canadian manufacturing plants into a single facility which decreased gross margins and increased SG&A expenses for the three months ended March 29, 2014. The Company believes that these items and trends and the rationale for these trends are adequately disclosed and discussed in the Company’s MD&A for the first quarter of 2014 but will add the following paragraph for emphasis and clarification into its Form 10-Q in future filings.

Quarterly

During the three months ended March 29, 2014, the Company’s gross profit margin decreased to 14.8% of net sales compared to 16.3% for the three months ended March 30, 2013. In addition, SG&A expenses increased $15.9 million or 41.5% during the three months ended March 29, 2014 compared to the three months ended March 30, 2013. This negative trend in operating performance was caused by the inclusion of the Canadian business acquisitions, Gienow and Mitten, during the three months ended March 29, 2014, which were acquired in April and May of 2013, respectively. The first quarter of 2014 included the results of Gienow and Mitten, whereas the first quarter of 2013 excluded the results of these Canadian acquisitions. These acquisitions’ first quarter performance is typically the lowest of the year and was further impacted by the harsh winter in Canada and therefore their inclusion in the first quarter of 2014 had a negative impact on the trends in both gross profit margins and S&GA expenses as a percent of sales. Furthermore, the Company incurred increased integration costs related to the consolidation of its two Western Canadian manufacturing plants into a single facility which decreased gross margins and increased SG&A expenses for the three months ended March 29, 2014.

Consolidated Financial Statements

Note 2-Acquisitions, page 67

4.	Please revise future filings to present pro forma disclosures related to significant acquisitions on a combined basis. Refer to ASC 805-10-50-2(h)(3).

Response

The Company acknowledges the Staff’s comments and reference to ASC 805-10-50-2(h)(3) and will include pro forma financial information on a combined basis for its acquisitions for net sales and earnings for its comparative consolidated financial statements in its future filings.

Note 3-Goodwill, page 69

5.	We note you determined you have two reporting units and you define your reporting units at the operating segment level. Based on your disclosures under long-lived assets in Note 1, we also note you have identified five asset group levels at which you test long-lived assets for impairment. Please tell us if each asset group you identified is a reporting unit or, if not, explain why based on the provisions of ASC 350-20-35-34. To the extent you aggregate components of your operating segments into a single reporting unit, please demonstrate to us how you determined they have similar economic characteristics as required by ASC 350-20-35-35.

Response

As discussed further below, the Company uses its reporting units aggregated at the operating segment level due to the fact that the individual reporting unit components within each operating segment have similar economic characteristics. The following table shows the operating segments, as well as the components and asset groups within each operating segment, with further discussion below:

Operating segments (aggregated components)	Siding, Fencing and Stone	Windows and Doors

Components (discrete financial information and management)	US Siding Mitten	US Windows Ply Gem Canada Gienow

Asset groups	US Siding	US Windows
	Mitten	Ply Gem Canada
Gienow

The Company identified the following five asset group levels at which the Company tests long-lived assets for impairment: (i) Siding, Fencing and Stone (“US Siding”), (ii) the combined US Windows companies in the Windows and Doors segment (“US Windows”), (iii) Ply Gem Canada in the Windows and Doors segment, (iv) Mitten in the Siding, Fencing, and Stone segment, and (v) Gienow in the Windows and Doors segment. These five asset groups are also components of our operating segments that qualify as reporting units as each constitutes a business for which discrete financial information is available and reviewed by segment management. ASC 350-20-35-25 allows components of an operating segment to be aggregated and deemed a single reporting unit if the components have similar economic characteristics as highlighted in ASC 280-10-50-11. In addition to similar economics, ASC 280-10-50-11 discusses the following areas of focus regarding the determination of such similarity:

a.	The nature of products and services

b.	The nature of the production processes

c.	The type of class of customer for their products and services

d.	The methods used to distribute their products or provide their services

e.	If applicable, the nature of the regulatory environment

The Company has concluded that its five components can be aggregated into two reporting units coinciding with our operating segments of Siding, Fencing, and Stone and Windows and Doors as those aggregated components are similar. The Company considered both the quantitative and qualitative factors in ASC 280-10-50-11 when determining whether components of an operating segment have similar economic characteristics. We also considered the guidance contained in ASC 350-20-55-6 through 350-20-55-8 regarding the concept of similar economic characteristics which states “evaluating whether two components have similar economic characteristics is a matter of judgment that depends on specific facts and circumstances. That assessment should be more qualitative than quantitative.”

The literature further states that “In determining whether the components of an operating segment have similar economic characteristics, all of the factors in paragraph 280-10-50-11 should be considered. However, every factor need not be met in order for two components to be considered economically similar. In addition, the determination of whether two components are economically similar need not be limited to consideration of the factors described in that paragraph. In determining whether components should be combined into one reporting unit based on their economic similarities, factors that should be considered in addition to those in that paragraph include but are not limited to, the following:

a.	The manner in which an entity operates its business or nonprofit activity and the nature of those operations

b.	Whether goodwill is recoverable from the separate operations of each component business (or nonprofit activity) or from two or more component businesses (or nonprofit activities) working in concert (which might be the case if the components are economically interdependent)

c.	The extent to which the component businesses (or nonprofit activities) share assets and other resources, as might be evidenced by extensive transfer pricing mechanisms

d.	Whether the components support and benefit from common research and development projects.

The fact that a component extensively shares assets and other resources with other components of the operating segment may be an indication that the component either is not a business or nonprofit activity or it may be economically similar to those other components.”

In order to assess the aggregation and similarity of these reporting units considering the aforementioned accounting literature, the Company first evaluated the historical, current, and forecasted gross margins of the Company’s five asset groups and evaluated whether gross margins represented the best measure to assess economic similarity. The Company then considered the qualitative characteristics described above and determined which component asset groups should be aggregated.

Siding, Fencing, and Stone

Prior to 2013, there was only one component included within this reporting unit (US Siding). However, in May 2013, the Company acquired Mitten in Ontario, Canada which provided another asset group within this reporting unit.

From a qualitative perspective, the net sales and gross margin for both US Siding and Mitten are largely derived (approximately 90%) from sales of vinyl siding, injection molded products such as shutters and vents, and metal accessories. Therefore, the nature of their products is similar. These two components purchase the same raw materials, predominantly PVC resin, which is negotiated as one entity. US Siding and Mitten also have identical manufacturing production processes which allow the businesses to share resources within engineering, research and development, purchasing, and logistics. These businesses compete within the same industry, with similar customers and competitors, as measured by the Vinyl Siding Institute, with US Siding possessing 37.0% of the U.S. vinyl siding industry and Mitten possessing 2.4% of the U.S. vinyl siding industry and 26.8% of the Canadian vinyl siding industry. The Mitten acquisition provided the Company with a greater presence in Canada and allows the Company to realize sales synergies due to the common customer base, formulation synergies due to the common manufacturing process, and material cost synergies.

From an economic perspective, the Company evaluated 2013 actual gross margin performance and that budgeted for future years. The historical gross margin for Mitten was not included in the analysis as Mitten’s business has changed subsequent to the

2013 acquisition. For example, Ply Gem’s procurement abilities and efficiencies enabled Mitten to realize material cost savings relative to its history. To assist the Staff in its review, the Company is supplementally providing certain forecasted financial information relating to the gross margins of these components. As provided in Rule 12b-4 under the Securities Act of 1934, the Company requests that the information be considered confidential and returned to the Company upon completion of this comment process.

Based on this analysis, the Company concluded that the gross margins were similar. The Company evaluated this economic similarity from a quantitative perspective with the other qualitative factors described above (similar nature of products, similar production and procurement process, and common type of customers). Based on this qualitative and quantitative consideration of economic similarity, the Company concluded that it was appropriate to aggregate US Siding and Mitten into one reporting unit, Siding, Fencing, and Stone, which coincides with our operating segment, in accordance with ASC 350-20-35-35.

Windows and Doors

Prior to 2013, there were two components included within this reporting unit, US Windows and Ply Gem Canada. During April 2013, the Company acquired Gienow in Alberta, Canada which increased the total to three asset groups within this reporting unit. Gienow and Ply Gem Canada were competitors within the same windows and doors market in Western Canada and were located only 15 miles apart in Alberta, Canada. As a result, the Company made the determination to amalgamate Ply Gem Canada into Gienow, commencing in January 2014, with one manufacturing plant, one management team, and one sales force. Therefore, the legacy Ply Gem Canada entity ceased to exist in 2014 as operations have been combined into the Gienow entity.

From a qualitative perspective, all three asset groups manufacture the same product line, which includes vinyl, aluminum and wood windows and patio doors, as well as steel and fiberglass doors that serve both new home construction and the repair and remodeling sections in the U.S. and Western Canada. The manufacturing production process is similar as the same types of products are engineered and manufactured at these various locations.

Ply Gem has a multi-channel distribution network that serves both the home repair and remodeling and new home construction markets for Ply Gem Canada, Gienow, and US Windows. All three components sell the vast majority of their window and door products under the same “Ply Gem” brand with Gienow products being converted to the Ply Gem brand in January 2014. All three asset groups serve the same end industry, primarily residential new construction and home repair and remodeling with some sales into multi-family, with the only real difference being the geographical regions that they serve, which are the U.S. and Canada. Given the similarity of the products and the production process, the three asset groups are able to share department resources within engineering, procurement, operations, and research and development, among others. This similarity has created certain interdependencies between the asset groups as certain finished products and raw materials have been supplied from the U.S. into Western Canada.

From an economic perspective, the key difference between the U.S. and Canadian window businesses is that in Canada the Company owns the distribution process and channel, increasing gross margin by approximately 10%, which represents the margin on distribution, but also increasing SG&A expenses due to the number of distribution centers maintained. Consequently, the Company determined that a better measure to evaluate performance is EBITDA as a percentage of sales. This measure eliminates the gross margin and SG&A expense difference due to the distribution channel and assesses profitability. To assist the Staff in its review, the Company is supplementally providing certain forecasted financial information relating to the gross margins and EBITDA of these components. As provided in Rule 12b-4 under the Securities Act of 1934, the Company requests that the information be considered confidential and returned to the Company upon completion of this comment process.

The Company noted the following observations from this supplemental economic analysis:

•	For the gross margin analysis, the consistent difference of 5-11% in the 2014-2016 period is primarily attributed to the distribution margin for the Canadian business. However, this increased gross margin is essentially balanced with increased SG&A expense for the same time period which offset one another as shown with the EBITDA percentage of sales totals for the 2014-2016 projected periods being comparable.

•	Actual results for 2013 were negatively impacted for U.S. Windows by the aforementioned labor inefficiencies and ramp up costs that existed during the year. Gienow’s amalgamated results were negatively impacted in 2013 and 2014 by integration and restructuring expenses associated with transitioning these businesses into a single operating entity. Results for this entity are currently forecasted to return to more normalized levels in 2015 and 2016, and represent the best years in the Company’s determination to assess economic similarity as unusual activity will have been eliminated representing a more normalized environment.

•	The housing market has experienced depressed conditions for the 2008-2012 historical periods so the Company believes the projected periods represent the best indication of evaluating economic similarity.

Based on this analysis, the Company concluded that the estimated profitability margins were similar. The Company evaluated this economic similarity from a quantitative perspective with the other qualitative factors described above (similar nature of products, similar production and procurement process, and common type of customers). Based on this qualitative and quantitative analysis, the Company concluded that it was appropriate to aggregate the U.S. Windows, Ply Gem Canada, and Gienow components into one reporting unit for the purposes of the annual goodwill impairment test under ASC 350, especially considering that Ply Gem Canada and Gienow have already been combined operationally.

Note 16-Guarantor/non-Guarantor, page 98

6.	Please revise future filings, if accurate, to state Ply Gem Industries is a 100% owned subsidiary.

Response

The Company acknowledges the Staff’s comment and will state in its future filings that Ply Gem Industries is a 100% owned subsidiary.

Form 10-Q for the quarter ended March 29, 2014

Consolidated Financial Statements

Note 6-Long-Term Debt, page 15

7.	Please more fully explain to us how you determined the amount of debt discount and tender premium related to the 8.25% Senior Secured Notes and the 9.375% Senior Notes you continued to defer after the debts were paid. Also, please revise future filings to disclose the effective interest rate of each material long-term debt.

Response

The Company acknowledges the Staff’s comments and will disclose the effective interest rate of each material long-term debt instrument in future filings.

With regards to the Company’s calculations and accounting conclusions regarding the debt discount and tender premium for the 8.25% Senior Secured Notes and the 9.375% Senior Notes (together the “Old Notes”), the Company followed a series of steps as defined in ASC 470-50 to account for this refinancing transaction. The first step of the Company’s evaluation was to conclude that the transaction would not be considered a troubled debt restructuring. Even though the weighted average interest rate on the Company’s long-term debt decreased from 8.38% to 5.34% for this transaction, the Company determined this related to market conditions rather than a credit concession as market interest rates continued declining throughout this period. The Company concluded that it was not experiencing financial difficulties and that the refinancing was an opportunity to capitalize on the attractive declining interest rate environment which will save the Company approximately $21.7 million annually in cash interest charges. Based on this judgment, the Company concluded that the transaction was not a troubled debt restructuring.

The Company then determined that the transaction would be considered a contemporaneous exchange as there was not a significant time lag between the tendering of the Old Notes and the issuance of the new 6.50% Senior Notes and Term Loan (together the “New Notes”). This contemporaneous exchange was further evidenced by several investors in the Old Notes requesting the Company and the Company’s financial advisors to be included in the New Notes.

Once the conclusion was made that this would be considered a contemporaneous exchange, the Company performed an analysis to determine whether the change in cash flows from the Old Notes to the New Notes would be considered “substantial” for those investors that held both Old Notes and New Notes (“common creditors”). In accordance with the guidance in ASC 470-50, the Company utilized a 10% threshold for assessing significance for the group of common creditors in both the New Notes and Old Notes under various different cash flow scenarios that considered the contractual terms of the instruments.

The Company utilized the lowest percentage change under these various cash flow scenarios to determine the conclusion for each common creditor. The Company concluded that the vast majority (98%) of the common creditors were accounted for as non-substantial modifications and thus modification accounting, rather than extinguishment accounting, was appropriate for that group of creditors.

Once the accounting conclusion was reached on the small number of common creditors that were deemed extinguished, this information was combined with the creditors who did not participate in the new debt instrument, which were also accounted for as extinguishments, and debt issuance costs and debt discounts were expensed through the Company’s statement of operations. The new creditors investing in the Company’s debt for the first time were accounted for as new debt with amounts capitalized on the Company’s balance sheet, as deferred debt issuance costs or discount on debt as appropriate, and amortized under the effective interest method over the term of the debt.

For the Old Notes, the tender premiums paid and existing debt discounts were allocated to the individual creditors on a pro rata basis. The tender premium totals were obtained from third party trustee information on which creditors tendered their debt instruments. The debt discount totals were obtained from the Company’s existing effective interest amortization schedules. Depending on the modification versus extinguishment accounting conclusion, the Company either deferred these amounts and continued to amortize them over the life of the debt at a new effective interest rate established for the new debt instruments (for those treated as a modification) or expensed them as a component of the $21.4 million loss on modification or extinguishment of debt recognized by the Company during the three months ended March 29, 2014 (for those treated as an extinguishment). Any third party costs were expensed for those common creditors treated as modification and were capitalized for those treated as extinguishment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 38

Liquidity and Capital Resources, page 45

Cash used in Operating Activities, page 46

8.	We note accounts receivable increased substantially since year end; however, sales were essentially unchanged quarter over quarter. Please revise future filings to explain the increase in accounts receivable relative to the change in sales.

Response

The Company acknowledges the Staff’s comment and will explain significant fluctuations in accounts receivable in future filings. The following will be included in future filings:

The approximate $23.5 million increase in accounts receivable from December 31, 2013 to March 29, 2014 can be attributed to the seasonality of the Company’s business. Net sales in the final month of each respective quarter drove this increase as aging profiles were relatively consistent. Net sales for March 2014 were approximately $128 million versus approximately $98 million in December 2013 for an increase of $30 million. The significant improvement in March 2014’s net sales reflects the Company’s normal seasonal business as the weather in March is generally improved compared to December, which allows for further construction activity, increasing the Company’s sales with a corresponding increase in accounts receivable.

If you have any questions regarding the foregoing responses to your comments, please contact the undersigned at (919) 677-4019.

Very truly yours,

/s/ Shawn K. Poe
Name:	Shawn K. Poe
Title:	Vice President, Chief Financial Officer,
Treasurer and Secretary